LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

09046963

26 August 2009

SUPPL

RECEIVED
2009 SEP 15 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 25 August 2009, re: Dealings in Securities by a Principal Officer during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

dlw 9/15

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 25/08/2009 06:02:39 PM

Reference No LI-090825-72BF5

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.08(d) of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Notice of Intention to Deal	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Chitt Loo	27.07.2009	25.08.2009	1.60	5,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

25 AUG 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

24 August 2009

RECEIVED
2009 SEP 15 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Additional Listing Application dated 21 August 2009 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

Additional Listing Application (ALA)

Ownership transfer to LION INDUSTRIES CORPORATION on 21/08/2009 12:34:42 PM

Reference No LI-090821-92382

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Number of corporate proposal *	☐ 1

1. Details of Corporate Proposal

Whether the corporate proposal involves the issuance of new type and new class of securities? * [e.g. new issues of A-Shares, new warrants, new ICULS, etc]	○ Yes ● No
Types of corporate proposal *	ESOS
Details of corporate proposal *	ESOS
No. of shares issued under this corporate proposal *	47,200
Issue price per share ($$) *	Malaysian Ringgit (MYR) 0.000
Par Value ($$)	Malaysian Ringgit (MYR) 1.000

Latest issued and paid up share capital after the above corporate proposal in the following

Units *	713,199,265
Currency *	Malaysian Ringgit (MYR) 713,199,265.000
Listing Date *	24/08/2009
Remarks:	

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

21 AUG 2009